STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
August 24, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:	Dreyfus Premier GNMA Fund, Inc.
(File Nos.: 2-95553 and 811-4215)

Ladies and Gentlemen:
On behalf of Dreyfus GNMA Fund (the "Fund"), a series of Dreyfus Premier GNMA Fund, Inc. (the "Registrant"), on or about August 25, 2016 the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), a Post-Effective Amendment (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 52 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on July 1, 2016 for the purpose of adding Class I shares to the Fund.
The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Patrick Scott of the Staff via telephone on August 4, 2016 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm.
The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions included in the 485(a) Amendment.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Amendment as applicable to similar disclosure elsewhere in the Amendment.  Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Amendment.
General
1.	Staff Comment: Please update the ticker symbol for the Fund's Class I shares on EDGAR and on the cover page of the Fund's prospectus.
Response:  The ticker symbol has been updated on EDGAR and will be added to the cover page of the Fund's prospectus.
Prospectus
Fund Summary—Fees and Expenses
2.	Staff Comment: The footnote to the fee table states that "Other expenses" for Class I are estimated for the current fiscal year based on another share class of the Fund. Please supplementally explain the basis for estimating fees for the Fund's new Class I shares. Please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A.
Response:  Estimated expenses must be used for the Fund's new Class I shares because they have not yet been offered and have no expense history to put into the table (i.e., the estimated expenses are not a restatement).  Please note that the footnote referencing the estimated expenses only applies to the new Class I shares, not the other share classes.  Accordingly, we will move the footnote so that it more clearly applies only to the "Other expenses" for Class I shares and not the Fund's other share classes.
Fund Summary—Principal Investment Strategy
3.	Staff Comment: Please supplementally identify to the Staff the type and amount of non-agency residential or commercial mortgage-backed securities and any asset backed securities that the Fund invests in or intends to invest in. If the Fund invests or will invest more than 15% of its net assets in these investments, please provide a detailed explanation of how the Fund's board of directors determines that these actual or intended holdings are liquid (i.e., that these securities can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). See Securities Act Release No. 6862 (Apr. 23, 1990), at text accompanying note 62. The response should include general market data on the types of investments and data on the liquidity of specific instruments of the type that the Fund invests or will invest in, including information about: (i) the existence of an active market for the asset, including the number, diversity, and quality of market participants; (ii) the frequency of trades or quotes for the asset and average daily trading volume of the asset; (iii) the volatility of trading prices for the asset; (iv) bid-ask spreads for the asset; (v) restrictions on trading of the asset and limitations on transfer of the asset; (vi) the size of the Fund's position in the asset relative to the asset's average daily trading volume and, as applicable, the number of units of the asset outstanding; (vii) the availability of, and the Fund's adviser's access to, information on underlying loans or other assets held by CLOs, CDOs and borrowers; and (viii) how the Fund will be able to appropriately value these instruments on a daily basis.
Response:  We have been advised by Fund management that the Fund typically does not invest to a significant extent in non-agency residential or commercial mortgage-backed securities and asset-backed  securities (e.g., less than 4% of assets as of June 30, 2016), but that such investments may include single family rentals and auto paper.  We also have been advised by Fund management that there is no current intention that the Fund will invest more than 15% of its net assets in non-agency residential or commercial mortgage-backed securities and asset backed securities.
4.	Staff Comment: Portfolio turnover risk is included as a principal risk of investing in the Fund, and states that the Fund's forward roll transaction will increase its portfolio turnover. Please indicate in this section whether active or frequent trading is a principal investment strategy of the Fund, or include disclosure in this section about the Fund's forward roll investments.
Response:  The following sentence from Fund Details—Goal and Approach will be added as the last sentence of this section:  "To enhance current income, the fund also may engage in a series of purchase and sale contracts or forward roll transactions in which the fund sells a mortgage-related security, for example, to a financial institution and simultaneously agrees to purchase a similar security from the institution at a later date at an agreed-upon price."
Fund Summary—Performance
5.	Staff Comment: The Barclays GNMA Index is listed as the Fund's benchmark index in the average annual total returns table. Please explain to the Staff how this index is an appropriate broad-based securities market index, or alternatively include such an index in the table. See Item 4(b)(2)(iii) of Form N-1A.
Response:  The Barclays GNMA Index is an unmanaged total return benchmark for the performance of all Ginnie Mae securities.  As disclosed in the prospectus, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in Ginnie Maes (the "80% policy").  Because the Fund focuses its investments specifically in Ginnie Maes, Fund management believes that the Barclays GNMA Index is appropriate and is sufficiently broad-based because it reflects the returns of the market for the securities in which the Fund invests in according with its 80% policy.  We are aware of a number of other GNMA funds in other major fund complexes that use the Barclays GNMA Index as the primary benchmark index in their prospectuses.
Back Cover
6.	Staff Comment: Please include the Fund's 1940 Act file number on the bottom of the back cover page rather than the top of the page. See Item 1(b)(4) of Form N-1A.
Response:  The requested change will be made.
SAI
Share Ownership
7.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of the Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the Amendment (see Item 18(b) of Form N-1A).
Response:  The Fund's ownership information presented in the chart will be updated in the Amendment as of a date within 30 days of the filing of the Amendment.
Investments, Investment Techniques and Risks
8.	Staff Comment: It is noted in footnote 11 that the Fund is able to sell securities short. Please confirm that any dividends and expenses related to securities sold short are included in "Other expenses" in the fee table.
Response:  We have been advised by Fund management that the Fund's current strategy does not normally include selling securities short, but that any dividends and other expenses related to securities sold short would be included in "Other expenses."
Investment Restrictions—Fundamental Policies
9.	Staff Comment: The following is listed as a fundamental investment restriction of the Fund related to industry concentration:
Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.  For purposes of this Fundamental Policy, securities and instruments backed directly or indirectly by real estate and real estate mortgages and securities of companies engaged in the real estate business are not considered an industry.
Please supplementally describe how this investment restriction is viable considering the Fund's "80% policy" of investing in Ginnie Maes.
Response:  Since Ginnie Maes are "securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities," and since the Fund invests at least 80% of its assets in Ginnie Maes pursuant to the 80% policy, the Fund complies with this policy.
Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names
10.	Staff Comment: In the chart describing the 80% policy, please consider revising the Fund's 80% policy to state "certificates issued by the GNMA, which are debt securities guaranteed as to the timely payment of principal and interest by the GNMA."
Response:  The requested change will be made.
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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698.
Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc:            Janna Manes